Bradford & Bingley

07020322

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

5 January 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2007
WASH., D.C.
199

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2005)

20 December 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**December 2006**	**November 2006**
Outstanding current balance of mortgages	£5,892,530,703	£5,967,745,713
Number of mortgages	71,495	72,080
Average loan balance	£82,419	£82,793
Weighted average current LTV	60.0%	60.4%
Arrears:		
1 month +	1.57%	1.58%
3 months +	0.47%	0.30%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END

20 December 2006

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004 -1 plc, Aire Valley Mortgages 2005 - 1 Plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**December 2006**	**September 2006**
Outstanding current balance of mortgages	£9,803,099,950	£7,296,090,463
Number of mortgages	80,122	60,533
Average loan balance	£120,352	£120,531
Weighted average current LTV	77.67%	77.11%
Arrears:		
1 month +	1.49%	1.96%
3 months +	0.79%	1.12%
12 months +	0.03%	0.05%
Repossessions	0.12%	0.13%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END